* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

VOTE ON INTERNET
Go to http://www.vstocktransfer.com/proxy
Click on Proxy Voter Login and log-on using the below control number. The voting polls will be open until 11:59 p.m. (Eastern Time) June 19, 2025.

CONTROL #

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE IN PERSON
If you would like to vote in person, please attend the Extraordinary General Meeting of Shareholders to be held on June 23, 2025 at 2 p.m. (Singapore Time) at Genting Hotel Jurong, Genting Ballroom 3 Level 1, 2 Town Hall Link, Singapore 608516.

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting of Shareholders Proxy Card - Davis Commodities Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

The Board of Directors recommends a vote "FOR" all listed Proposals.

Proposal 1

To approve, as a special resolution, the re-classification and re-designation of the authorised share capital of the Company of US$100,000.11 divided into 232,500,000,000 ordinary shares with a par value of US$0.000000430108 each (the "Ordinary Shares") as follows:

(i) all the authorized and issued and outstanding Ordinary Shares held by existing shareholders of the Company, except (a) the 15,056,700 Ordinary Shares held by Davis & KT Holdings Pte. Ltd. and (b) the 1,458,281 Ordinary Shares held by Mr. Lek Pow Sheng, Pauson, be re-designated and re-classified as class A ordinary shares with a par value of US$0.000000430108 each (the "Class A Ordinary Shares") on a one for one basis; and

(ii) the 15,056,700 authorized and issued and outstanding Ordinary Shares held by Davis & KT Holdings Pte. Ltd. be re-designated and re-classified as 15,056,700 class B ordinary shares with a par value of US$0.000000430108 each (the "Class B Ordinary Shares") and the 1,458,281 authorised and issued and outstanding Ordinary Shares held by Mr. Lek Pow Sheng, Pauson be re-designated and re-classified as 1,458,281 Class B Ordinary Shares; and

(iii) 232,472,014,356 authorized but unissued Ordinary Shares be re-designated and re-classified into 232,472,014,356 Class A Ordinary Shares with a par value of US$0.000000430108 each; and

(iv) the 3,485,019 authorized but unissued Ordinary Shares be re-designated and re-classified into 3,485,019 Class B Ordinary Shares with a par value of US$0.000000430108 each,

in each case having the rights and subject to the restrictions set out in the Amended M&A (as defined below) to be adopted, and following which the authorized share capital of the Company shall be US$100,000.11 divided into 232,480,000,000 Class A Ordinary Shares and 20,000,000 Class B Ordinary Shares, with the power for the Company, insofar as is permitted by law, to redeem or purchase any of its shares and to increase or reduce the said share capital subject to the provisions of the Companies Act (As Revised) and the Articles of Association of the Company and to issue any part of its capital, whether original, redeemed or increased, with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions; and so that, unless the conditions of issue shall otherwise expressly declare, every issue of shares, whether declared to be preference or otherwise, shall be subject to the power hereinbefore contained.

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 2

To approve, as a special resolution, the adoption of the third amended and restated memorandum and articles of association of the Company (the "Amended M&A") in substitution for the existing memorandum and articles of association of the Company (the "Amendment to the M&A", and the proposal, the "Amendment to the M&A Proposal") as follows: "IT IS HEREBY RESOLVED, as a special resolution, that, subject to the effectiveness of the Alteration of Share Capital, the Company adopts the third amended and restated memorandum and articles of association in substitution for and to the exclusion of the existing memorandum and articles of association of the Company".

☐ FOR ☐ AGAINST ☐ ABSTAIN

Proposal 3

To authorize the adjournment of the Extraordinary General Meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the Extraordinary General Meeting or adjournment or postponement thereof to approve of the foregoing proposals.

☐ FOR ☐ AGAINST ☐ ABSTAIN

(TO BE SIGNED ON REVERSE)

Davis Commodities Limited
Extraordinary General Meeting of Shareholders
June 23, 2025
2:00 P.M. Singapore Time

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned shareholder of Davis Commodities Limited (the "Company") hereby acknowledges receipt of the Notice of Extraordinary General Meeting (the "Meeting") and the accompanying Proxy Statement, each dated June 11, 2025.

The undersigned hereby appoints the proxy holder, or, if no proxy holder is designated, Li Peng Leck, as proxy, with authority to attend the Meeting on behalf of the undersigned and, as specifically directed herein, to represent and vote all ordinary shares of the Company that the undersigned would be entitled to vote if personally present at the Meeting. The Meeting will be held on June 23, 2025, at 2 p.m. (Singapore Time), at Genting Hotel Jurong, Genting Ballroom 3 Level 1, 2 Town Hall Link, Singapore, including any adjournment or postponement thereof.

This proxy, when properly executed, dated, and returned, will be voted strictly in accordance with the instructions provided below. If no direction is made, the proxy will be voted "FOR" each proposal and in the discretion of the proxy with respect to such other business as may properly come before the meeting.

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE.

Date	**Signature**	**Signature, if held jointly**
____________________	______________________________	______________________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT999 90.00